Exhibit 99.1

Acorn International Enters Strategic Cooperation Framework Agreement with Cachet Hotel Group

SHANGHAI, China, November 22, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that it has entered into a Strategic Cooperation Framework Agreement with Cachet Hotel Group Limited Cayman L.P. (“Cachet”), an international hospitality branding and management company. It is also part of the Roche Enterprises Limited group of companies. Roche Enterprises Limited is owned by Acorn’s Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. In addition, Mr. Jacob A. Fisch, Acorn’s Chief Executive Officer is a shareholder and member of the Board of Directors of Cachet. This Strategic Cooperation Framework Agreement is part of Acorn’s growth strategy to leverage its affiliate connections and, to the extent possible, build a stronger relationship with its fellow Roche Enterprises Limited portfolio companies.

Under the Strategic Cooperation Framework Agreement, Acorn will become Cachet’s preferred supplier for sourcing of all amenities, textiles, other hotel goods as well as various furniture, fixtures and equipment for the hotels, restaurants, clubs and other types of properties managed by Cachet, subject to Acorn’s ability to procure the products satisfying Cachet’s requirements on commercially reasonable terms. Best efforts will be used to ensure that the owners of these properties purchase their products from Acorn.

“Acorn’s relationship with Roche Enterprises Ltd. is a great asset for the firm, providing opportunities to leverage our existing procurement capabilities and expand into new markets such as the hospitality industry through Cachet Hotel Group,” said Mr. Jacob A. Fisch, CEO and President of Acorn. “This agreement solidifies our relationship and opens the door for us to expand into several other areas and take advantage of increasing opportunities within the Roche Enterprises Limited network of companies.

The Strategic Cooperation Framework Agreement also provides a credit facility for Acorn to loan to Cachet up to $10.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to Acorn’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. Cachet’s repayment of all loans under the credit facility are personally guaranteed by Mr. Roche. As of September 30, 2017, Acorn had approximately $23.0 million in cash and equivalents earning standard bank interest rates. The credit facility affords Acorn the opportunity to invest its cash reserves at above market rates and on preferential terms while also allowing it to use such support to strengthen its strategic relationship with Cachet.

In accordance with the company’s corporate governance guidelines and its audit committee charter, Acorn’s entry into the strategic cooperation agreement, including the transactions with an entity affiliated with Mr. Robert Roche and Mr. Jacob Fisch, was reviewed and approved by Acorn’s audit committee as well as the full board of directors.

About Cachet Hotel Group

Cachet Hospitality Group is a global hospitality branding, design and management company with an expanding portfolio of premier hotel, food, beverage and nightlife brands in the Americas, Greater China and South-East Asia. Its newest property, Cachet Boutique NYC, marks Cachet’s exciting entry into the US market in 2017, with established properties operating in Shanghai, Kunming, Phuket, Cabo San Lucas. CHG has a confirmed pipeline in Utah, Shaoxing, Baoji, Wuhan, Chengdu and Bangkok and additional development in Cabo San Lucas. CHG has offices in Shanghai, Bangkok and Los Angeles. For more information visit https://www.cachethotelgroup.com/.

About Roche Enterprises, Ltd.

Roche Enterprises invests in a broad range of industry sectors, including consumer (products, media, and branding), hospitality, real estate, financial, energy, and logistics. Specializing in the U.S., Japan and China markets spanning the Asia-Pacific region, it was founded by Robert W. Roche, its Chairman. Through Roche Enterprises and his other companies, Roche has helped create, fund or manage more than 40 companies that have generated more than $1 billion in enterprise value. For more information visit www.rocheenterprises.com.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

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